Exhibit 99.1

25 March 2019

The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse Regulation (EU) No. 596/2014. Upon the publication of this announcement via the Regulatory Information Service, this inside information is now considered to be in the public domain.

Motif Bio plc
("Motif Bio" or the "Company")

Proposed Equity Fundraise

Motif Bio plc (AIM/NASDAQ: MTFB), a clinical-stage biopharmaceutical company specialising in developing novel antibiotics, announces that, further to speculation and in light of the Company’s previously announced need to raise additional capital in the near term, the Company is in the advanced stages of concluding a proposed placing of new ordinary shares to institutional and other investors (the “Proposed Placing”).

The net proceeds of the Proposed Placing, when taken together with the Company’s existing cash resources are expected to be sufficient to fund the business beyond its Type A meeting with the FDA on 3 May 2019 which will discuss the Complete Response Letter received in respect of the Company’s New Drug Application (NDA) for iclaprim.

The Company expects to be able to provide guidance as to a route to approval for iclaprim upon receipt of the minutes from this meeting, which would typically be approximately 30 days from the meeting date. Assuming a viable route to approval, it is expected that further additional funds will be required to resubmit an NDA and reach a new approval date.

Whilst there can be no certainty that the Proposed Placing will proceed, nor as to the quantum, pricing, or timing of any such placing the Board is seeking to conclude the process shortly and will update shareholders accordingly.

The person responsible for the release of this announcement on behalf of Motif Bio plc is Jonathan Gold, Interim Chief Financial Officer.

A copy of this announcement has been posted on the Company's website at www.motifbio.com

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Peel Hunt LLP (NOMAD and broker)	+ 44 (0)20 7418 8900
Dr Christopher Golden
Oliver Jackson

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/
Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

Russo Partners (U.S. PR)	+1 (858) 717-2310 or +1 (212) 845 4272
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

About Motif Bio

Motif Bio plc (AIM/NASDAQ: MTFB) is a clinical-stage biopharmaceutical company focused on developing novel antibiotics designed to be effective against serious and life-threatening infections caused by multi-drug resistant Gram-positive bacteria, including MRSA. The Company's lead product candidate is iclaprim. Motif Bio is seeking approval of iclaprim from the U.S. Food & Drug Administration (FDA) for the treatment of acute bacterial skin and skin structure infections (ABSSSI). More than 3.6 million patients with ABSSSI are hospitalised annually in the U.S. It is estimated that up to 26% of hospitalized ABSSSI patients have renal impairment.

The Company also has plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial in patients with HABP has been successfully completed and a Phase 3 trial is being planned. Additionally, iclaprim has been granted orphan drug designation by the FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis and is in preclinical development for this indication.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status for the ABSSSI indication. If approved for the ABSSSI indication as a New Chemical Entity, iclaprim will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.  Motif is also building a patent estate to provide additional protection for iclaprim and has two U.S. method of use patents issued that will expire in 2037.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as "expect," "believe," "intend," "plan," "continue," "may," "will," "anticipate," and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio's product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio's product candidates, (iii) Motif Bio's ability to successfully commercialise its product candidates, (iv) Motif Bio's ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio's commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio's expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio's product candidates, (viii) Motif Bio's ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio's estimates regarding the potential market opportunity for its product candidates, (x) Motif Bio's ability to raise additional capital to sustain its operations and pursue its strategy and (xi) the factors discussed in the section entitled "Risk Factors" in Motif Bio's Annual Report on Form 20-F filed with the SEC on April 10, 2018, which is available on the SEC's web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.